Exhibit 99.1

MARATHON PARTNERS EQUITY MANAGEMENT, LLC
Mario D. Cibelli Managing Member	One Grand Central Place 60 East 42nd St., Suite 2306 New York, NY 10165 ph 212.490.0399 fx 212.937.3115 MarathonPartners.com

April 17, 2019

Board of Directors

e.l.f. Beauty, Inc.

570 10th Street

Oakland, CA 94607

Dear Board Members:

We recently delivered a demand under Delaware law to inspect the books and records of e.l.f. Beauty, Inc. (“e.l.f.” or the “Company”). As you are aware, we have communicated our serious concerns over the past six months to members of the Company’s board of directors (the “Board”) and management regarding the Board’s role in two critical issues affecting the Company:

•	TPG Growth (“TPG”) and the Board’s circumvention of the language and intent of the Second Amended and Restated Stockholders Agreement entered into on March 3, 2017 (the “Agreement”), in such a manner so as to allow TPG to retain a third TPG-designated director on the Board despite maintaining an ownership level that permits only two designated directors.

•	e.l.f.’s non-disclosure of the North Korea OFAC violations occurring contemporaneously with a secondary stock offering from TPG and other selling insiders in March of 2017 at $27 per share.

We believe the Board’s actions have been inconsistent with its fiduciary obligations to public shareholders, and lacking in sufficient urgency to undertake corrective actions. We continue to find the Board’s pace of change and resistance to address certain critical topics extremely frustrating.

We believe it is time for the Board to address the litany of concerns that we have raised in our communications. Given the severity of the issues plaguing the Company, we believe that e.l.f. should separate the chairman and CEO roles and add one or more shareholder-oriented directors that would be capable of offering new ideas and fresh perspectives to the Board. On the operating side, we continue to believe that the Board should push management to aggressively pursue cost cutting opportunities in order to right size the Company’s overhead expense.

Our concerns regarding the aforementioned issues and e.l.f.’s overall boardroom dynamics have taken a greater sense of urgency in light of the fact that former director William McGlashan was charged on March 12, 2019 in a criminal complaint by the U.S. Department of Justice with conspiracy to commit mail and wire fraud. On April 9, 2019, Mr. McGlashan was indicted by a federal grand jury.

MARATHON PARTNERS EQUITY MANAGEMENT, LLC

McGlashan’s Outsized Influence at e.l.f.

We believe Mr. McGlashan was a prominent and highly influential member of e.l.f.’s Board. Prior to February 14, 2019, when Beth Pritchard was named lead independent director, Mr. McGlashan presided at e.l.f.’s regularly scheduled executive sessions of independent directors. His relationships with numerous e.l.f. executives and TPG’s control of over 50% of the voting shares via the Agreement gave him expansive control over the Company.

Media reports state that TPG is conducting an internal investigation to determine if Mr. McGlashan’s alleged criminal conduct bled into parts of its business. Like TPG, we believe the Board must conduct its own investigation into Mr. McGlashan’s conduct and track record during his tenure at e.l.f. Over the past six months, we have frequently pointed out the appearance of conflicts of interest and numerous instances of poor corporate governance at the Company. We believe TPG, by way of Mr. McGlashan’s leadership, had an outsized level of influence over the Board and management team that manifested itself in a variety of ways, damaging shareholder value and disenfranchising e.l.f.’s public owners. These newfound revelations concerning Mr. McGlashan’s conduct may partially explain e.l.f.’s consistent lapses in corporate governance.

As you are aware, Mr. McGlashan’s ties to e.l.f.’s senior executives run deep. Numerous executives of the Company have prior involvement with companies formerly affiliated with TPG and Mr. McGlashan. While this is not necessarily an issue in and of itself, when viewed holistically, we believe a troublesome and problematic pattern emerges.

This dynamic is perhaps best illustrated by the facts surrounding e.l.f.’s former CFO, John Bailey. Mr. Bailey was the President and CFO of e.l.f. prior to its IPO until his resignation effective March 31, 2019. Mr. Bailey had served as a Partner and Managing Director of TPG leading up to his appointment as CFO of e.l.f. He simultaneously served as a Senior Advisor to TPG through December 2018. Mr. Bailey presided over two share offerings during his tenure at e.l.f. - the IPO at $17 per share and a secondary offering by selling shareholders, including himself, at $27 per share.

Mr. Bailey’s compensation was extremely lucrative, despite the Company’s poor results and failure to meet projections. From 2015 through 2018, Mr. Bailey’s cumulative compensation was $15.6 million. Since the IPO, Mr. Bailey has sold nearly $23 million in e.l.f. shares. As you are aware, until January 2019, the Board’s Compensation Committee was composed solely of TPG-designated directors with Mr. McGlashan acting as Chairperson.

When boiled down and viewed objectively, this arrangement represents a significant conflict of interest:

A senior TPG executive and Partner becomes the President and CFO of a public Company fully controlled by the firm. The Compensation Committee, composed of Mr. McGlashan and another TPG-designated director, then ‘negotiate’ a series of extremely lucrative compensation plans with the former TPG Partner. This executive is responsible for financial projections and presides over two critical share offerings which allowed TPG to lock in an exceptional rate of return on its investment in the Company while ultimately leaving the buyers with large losses.

MARATHON PARTNERS EQUITY MANAGEMENT, LLC

This is an extremely troubling scenario that the Board presided over. Mr. McGlashan’s role in fostering an environment where such fact patterns are permissible must be objectively examined. Aggressive and conflicted conduct such as this may be consistent with an individual willing to cut corners and ignore fiduciary obligations in order to achieve ulterior objectives and further one’s own best interests. We urge the Board to conduct an independent investigation into whether Mr. McGlashan’s leadership and behavior negatively influenced the Company and damaged public shareholders.

Continued Ineptitude from the Compensation Committee

We have little confidence that the Compensation Committee can adequately represent the interests of public shareholders. We note that the most recent round of grants were negotiated by Mr. McGlashan and Kirk Perry prior to Mr. McGlashan’s resignation from the Board. We are struggling to understand the dynamics that allowed for the Compensation Committee to again reward the executives in an excessive manner.

As we previously stated, e.l.f.’s compensation is extremely high given the size of the Company and the results delivered by the management team. The compensation plan for the senior executives represents far too high of a portion of operating profits. Additionally, we are confused as to why the Compensation Committee recently granted equity awards to the executive team out of sync with the new fiscal year end. The shift to a new fiscal year end was intended to facilitate more accurate annual projections given the natural flow of e.l.f.’s business with major retailers. This resulted in the Company not providing guidance to investors earlier this year.

After our discussion with e.l.f. management prior to the most recent round of grants, our expectation was that the 2019 grants would shift along with the new fiscal year ending March 31st and be made sometime in May. We were shocked that the Compensation Committee saw fit to reward executives on the same cycle as prior years, ignoring the shift in e.l.f.’s fiscal year end and the fact that fiscal 2020 projections were unavailable to the Board at the time of the most recent grant. The Company’s entire reasoning for the new fiscal year end was to allow for more accurate projections to be made, so we presume the most recent grants occurred without the Compensation Committee knowing whether fiscal 2020 projections were flat, up or down versus 2018 results.

It is also not lost on us that the latest round of grants were delivered as the shares touched all-time lows. To proclaim headline executive compensation is lower while ignoring that the share price has been decimated by management’s weak performance and exceedingly poor communication of results and expectations is disingenuous and completely misses the bigger picture. Moreover, the Board has consistently refused to authorize a share repurchase plan to take advantage of the share price dislocations plaguing e.l.f. shares since late last summer, further contributing to the low share prices that existed as the Compensation Committee made the most recent round of grants.

These actions support our observation that management, as well as the Board, have been significant contributors toward the Company’s poor share price performance, and that rewarding the team with large grants of highly undervalued shares is not shareholder-friendly. As we mentioned to Ms. Pritchard on our recent call, we believe e.l.f’s intrinsic value - not market value - is approximately the same today as it was last year. If an executive received far more shares than they did a year ago, such a reward may rightfully be viewed as a grant of far more ‘value’ to the recipient, despite the lower headline compensation number.

It would take a highly engaged Compensation Committee and Board to understand the nuances and complicated dynamics we are pointing out in order to properly incentivize Company executives and simultaneously ensure that the best interests of public shareholders are being served.

MARATHON PARTNERS EQUITY MANAGEMENT, LLC

The lack of sophistication on the Compensation Committee’s part is highly troubling. We have been confused enough to wonder if e.l.f. shareholders are simply running into the fingerprints of Mr. McGlashan, who we believe has not viewed the public shareholders as partners or constituents worthy of much consideration. Reversing the poorly designed compensation plans at e.l.f. will require a high level of commitment and focus from the Compensation Committee and entire Board, and we suggest that seeking real improvements in this area should be among the directors’ highest priorities.

Share Repurchase Authorization

We remain terribly disappointed with the Board’s inaction regarding a share repurchase authorization in order to capitalize on market dislocations and retire shares at a significant discount to intrinsic value. After numerous fruitless conversations with Board members and management on this topic, we believe it is worth highlighting the following points in support of a buyback authorization for e.l.f.:

•	The CEO purchased shares in the open market just under $11 per share after e.l.f. reported disappointing results for Q2 2018.

•	A tremendous amount of e.l.f.’s SG&A costs can be eliminated in a sale to a strategic buyer. This strongly implies that intrinsic value well exceeds current market value.

•	The CEO is taking a portion of compensation in the form of out of the money stock units that vest upon the attainment of prices as high as $18 per share. This indicates the existence of a plan or belief that share prices above $20 can be attained over a reasonable time period.

•	On e.l.f.’s most recent earnings call, the former CFO stated that the Company had excess cash and was looking for ways to invest it to ‘drive value’ for shareholders.

The case for share repurchases at e.l.f. is as high as we have seen for any company in recent years. There are numerous examples of well-established consumer brands successfully transitioning from high growth, high investment companies into ones with lower growth and greater earnings focus. As we pointed out to Ms. Pritchard on our call, there must be a price that motivates a rational and shareholder-oriented Board to step up and make accretive share repurchases.

Conclusion

This letter should not be viewed as an all-inclusive list of our grievances. Our entire body of communication to the Board, most of which has remained private in an attempt to foster an environment conducive to discussion, represents our full list of concerns and objectives for the Company. Board members should note the departure that this letter represents. Specifically, our efforts to work privately with the Board have been highly frustrating and we believe completely unappreciated by directors and the management team.

We are very confident that our suggestions to the Board would better position the Company and the public shareholders for growth in value. We acknowledge that the Board has enacted some of our recommendations, including establishing the role of lead independent director and altering the composition of the various Board Committees. While these changes represent improvements to e.l.f.’s corporate governance, much work remains to best position the Company to maximize shareholder value.

As we have noted numerous times since our initial communications to the Board last summer, we remain willing to work with the Board in order to affect real change that will benefit the public shareholders of the Company.

MARATHON PARTNERS EQUITY MANAGEMENT, LLC

Please let us know if we can be of any assistance.

Sincerely,

Mario D. Cibelli

Managing Member

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